Exhibit 21

Name of Subsidiary	State/Country of Incorporation or Organization

TraQiQ Solutions, Inc.	Washington
TraQiQ Solutions, Pvt Ltd.	India
Rohuma LLC	Delaware
Rohuma Info Solutions Pvt Ltd.	India
Mimo Technologies Pvt Ltd.	India